COHEN & STEERS INFRASTRUCTURE FUND, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

February 23, 2010

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Keith A. O’Connell, Esq. and Ms. Laura Hatch

Re:	Cohen & Steers Infrastructure Fund, Inc.
(formerly, Cohen & Steers Select Utility Fund, Inc.)
Registration Statement on Form N-14 (File Nos. 333-160353; 811-21485)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cohen & Steers Infrastructure Fund, Inc. hereby requests acceleration of the effective date of Post-Effective Amendment No. 2 to the above-referenced Registration Statement to as soon as may be practicable on Friday, February 26, 2010.

Very truly yours,

COHEN & STEERS INFRASTRUCTURE FUND, INC.

By:	/s/ Tina M. Payne
Name: Tina M. Payne Title: Assistant Secretary